
02044826

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K


SEC MAIL
RECEIVED
PROCESSING
JUN 2 8 2002
WASH, D.C.
152
SECTION

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2001

Commission file number 0-11521

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

SCT 401(k) SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SYSTEMS & COMPUTER TECHNOLOGY CORPORATION
4 Country View Road
Malvern, PA 19355

REQUIRED INFORMATION

The following financial statements and exhibits are filed as part of this report:

Financial statement schedules not included with this report have been omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

SCT 401(k) Savings Plan

Financial Statements and Supplemental Schedule

Years ended December 31, 2001 and 2000 with Report of Independent Auditors

SCT 401(k) Savings Plan

Financial Statements and Supplemental Schedule

Years ended December 31, 2001 and 2000

Contents

ERNST & YOUNG

Ernst & Young LLP
Two Commerce Square
Suite 4000
2001 Market Street
Philadelphia
Pennsylvania 19103-7096

Phone: (215) 448-5000
Fax: (215) 448-4069
www.ey.com

Report of Independent Auditors

Plan Administrator
SCT 401(k) Savings Plan

We have audited the accompanying statements of assets available for benefits of the SCT 401(k) Savings Plan as of December 31, 2001 and 2000, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying schedule of assets (held at end of year) as of December 31, 2001, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedule is the responsibility of the Plan's management. The schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

May 31, 2002

SCT 401(k) Savings Plan

Statements of Assets Available for Benefits

	December 31	
	2001	**2000**
Assets		
Investments, at fair value:		
Shares of registered investment companies	**$ 81,189,706**	$ 98,807,972
Common stock	**13,484,378**	15,689,979
Loans receivable from participants	**1,916,595**	2,395,159
Total investments	**96,590,679**	116,893,110
Receivables:		
Participants' contributions	**686,949**	954,789
Employer's contribution	**318,898**	383,969
Total receivables	**1,005,847**	1,338,758
Total assets available for benefits	**$ 97,596,526**	$ 118,231,868

See accompanying notes.

SCT 401(k) Savings Plan

Statements of Changes in Assets Available for Benefits

	Year ended December 31	
	2001	**2000**
Additions:		
Investment income (loss):		
Interest and dividends	**$ 2,113,038**	$ 6,839,207
Net depreciation in fair value of investments	**(13,141,500)**	(16,152,493)
	(11,028,462)	(9,313,286)
Contributions:		
Participants	**12,542,005**	15,377,242
Employer	**2,029,940**	4,366,285
	14,571,945	19,743,527
Total additions	**3,543,483**	10,430,241
Deductions:		
Benefits paid to participants	**8,576,208**	6,780,139
Transfers out of the plan	**15,602,617**	–
Total deductions	**24,178,825**	6,780,139
Net (decrease) increase	**(20,635,342)**	3,650,102
Assets available for benefits at beginning of year	**118,231,868**	114,581,766
Assets available for benefits at end of year	**$ 97,596,526**	$ 118,231,868

See accompanying notes.

SCT 401(k) Savings Plan

Notes to Financial Statements

December 31, 2001

1. Description of Plan

The following description of the SCT 401(k) Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution, contributory savings plan covering all salaried, clerical, and hourly employees of Systems & Computer Technology Corporation (the Company) who are age 19 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

In June 2001, the Company sold its Global Government Systems (GGS) business. In connection with this sale, $15,602,617 of participant accounts were transferred to the acquirer's 401(k) plan during 2001. Before the transfer, all participants who were employed by GGS became fully vested in their account balances.

The Company amended and restated the Plan document effective February 28, 2002. The amended and restated plan document incorporates all changes to the Plan that were approved by the Board of Directors of the Company and implemented beginning January 1, 2000. The Plan's management does not believe that any of the new amendments will have a significant effect on the Plan's net assets.

Contributions

Each year, participants may contribute up to 18% of their pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company contributes 50% of the first 6% of annual salary that a participant contributes to the Plan. The Plan provides that 50% of the Company's matching contribution be invested in the Company's common stock, with the remaining portion directed by the participant. Additional amounts may be contributed at the option of the Company's Board of Directors.

1. Description of Plan (continued)

Investment Options

Upon enrollment in the Plan, a participant may direct 50% of employer and all employee contributions in percentage increments to be invested in the common stock of Systems & Computer Technology Corporation or among the investment options approved by the Plan. Participants may change their investment options semimonthly and reallocate among investment options daily.

Participant Accounts

Each participant's account is credited with the participant's contributions, earnings based on the participant's investment elections and allocations of the Company's contributions. Forfeited balances of terminated participants' nonvested accounts are placed in a cash reserve account to be used to reduce future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after five years of credited service, upon normal or early retirement or in the event of death or disability.

Participant Loans

Participants may borrow from their accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balance, whichever is lower. Loan transactions are treated as a transfer from (to) the investment fund to (from) the loan fund. Loan terms range from one to five years or up to ten years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate of prime plus 2%. Interest rates on loans outstanding as of December 31, 2001 and 2000 ranged from 7% to 12% and 10% to 12%, respectively. Principal and interest are paid ratably through payroll deductions.

1. Description of Plan (continued)

Payment of Benefits

On termination of service, death, disability, or retirement, a participant may receive a lump sum amount equal to the vested value of his or her account. Partial withdrawals are also permitted for participants meeting hardship requirements or who have reached age 59½.

Amounts that have been processed and approved for payment prior to year end but not yet paid are recorded as a liability on Form 5500. In accordance with accounting principles generally accepted in the United States, the amounts are properly excluded from benefits paid to participants on the Statements of Changes in Assets Available for Benefits. The amounts approved for payment prior to year-end but not yet paid at December 31, 2001 and 2000 were $196,269 and $323,246, respectively.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Forfeited Accounts

At December 31, 2001 and 2000, the balance of forfeited nonvested accounts totaled $92,000 and $1,500,000, respectively. These accounts are used to reduce future employer contributions.

Administrative Expenses

Although not obligated to do so, the Company has paid all plan expenses during 2001 and 2000.

2. Significant Accounting Policies

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year end. The Company's stock is valued at the last reported sales price on the last business day of the year. The participant loans are valued at the outstanding loan balance at year end.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. All of the Company's common stock for the fund is purchased at the market price at the time of acquisition.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

Investments that represent 5% or more of the fair value of the Plan's assets are as follows:

	December 31	
	2001	**2000**
Investments at fair value as determined by the last reported sales price on the last business day of the year:		
Systems & Computer Technology Corporation Common Stock, 1,304,098 and 1,274,261 shares, respectively*	**$ 13,484,378**	$ 15,689,979
Investments at fair value as determined by quoted market price:		
Shares of registered investment companies – Fidelity Investments		
Managed Income Portfolio, 5,654,763 and 5,713,007 shares, respectively	**5,654,763**	5,713,007
Equity Income Fund, 274,226 and 293,188 shares, respectively*	**13,374,012**	15,665,028
Magellan Fund, 273,966 and 314,324 shares, respectively	**28,552,783**	37,512,837
Disciplined Equity Fund, 249,449 and 278,451 shares, respectively	**5,512,822**	7,189,595
Growth Company Fund, 110,393 and 103,198 shares, respectively	**5,875,111**	7,371,410

*Majority is nonparticipant directed.

3. Investments (continued)

During 2001 and 2000, the Plan's investments (including investments bought, sold or held during the year) depreciated in value by $13,141,500 and $16,152,493, respectively, as follows:

	December 31	
	2001	**2000**
Net depreciation in fair value of investments as determined by the last reported sales price on the last business day of the year:		
Common Stock	**$ (1,673,585)**	$ (4,462,885)
Net depreciation in fair value of investments as determined by quoted market price:		
Shares of registered investment companies	**(11,467,915)**	(11,689,608)
	$(13,141,500)	$(16,152,493)

4. Nonparticipant-Directed Investments

The only nonparticipant-directed investment is in Company common stock. The administrator does not track the amount of Company common stock that is participant directed and nonparticipant directed. The amounts presented below represent the total assets and changes in assets in the Company Common Stock Fund.

	December 31	
	2001	**2000**
Assets		
Investment, at fair value:		
Systems & Computer Technology Corporation Common Stock	**$ 13,484,378**	$ 15,689,979
Contributions receivable	**233,323**	298,675
	$ 13,717,701	$ 15,988,654
Changes in assets:		
Net depreciation in fair value of investment	**$ (1,673,585)**	$ (4,462,885)
Contributions	**3,221,095**	3,682,062
Benefits paid to participants	**(1,209,255)**	(1,136,358)
Amounts transferred out of the fund	**(2,533,582)**	–
Interfund transfers, net	**(75,626)**	(438,615)
	$ (2,270,953)	$ (2,355,796)

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated August 16, 1995 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

Supplemental Schedule

SCT 401(k) Savings Plan**

Schedule H, Line 4i –
Schedule of Assets (Held at End of Year)

December 31, 2001

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Par Collateral or Maturity Value	Cost	Fair Value
Systems & Computer Technology Corporation*:			
Common stock	1,304,098 shares	$ 16,206,467	$ 13,484,378
Fidelity Investments*:			
Cash reserves	3,519,657 units	3,519,657	3,519,657
Managed Income Portfolio	5,654,763 units	5,654,763	5,654,763
Intermediate Bond Fund	466,348 units	4,732,422	4,812,707
Equity Income Fund	274,226 units	12,714,164	13,374,012
Magellan Fund	273,966 units	27,248,492	28,552,783
Disciplined Equity Fund	249,449 units	6,722,344	5,512,822
Worldwide Fund	202,783 units	3,358,611	2,972,806
Puritan Fund	76,867 units	1,444,190	1,358,248
Growth Company Fund	110,393 units	8,170,850	5,875,111
PBHG Emerging Growth Fund	79,335 units	2,002,297	1,270,151
Founders Growth Fund	131,454 units	2,238,842	1,384,214
Contrafund	68,975 units	3,676,046	2,950,063
Templeton Foreign Fund I	73,253 units	729,731	677,589
Freedom Income Fund	10,658 units	117,708	116,490
Freedom 2000 Fund	20,635 units	248,303	237,712
Freedom 2010 Fund	76,571 units	1,032,086	965,565
Freedom 2020 Fund	80,212 units	1,145,269	1,009,064
Freedom 2030 Fund	74,178 units	1,094,775	931,675
Freedom 2040 Fund	1,932 units	14,877	14,274
Participant loans	Interest rates ranging from 7% to 12%	–	1,916,595
		$ 102,071,894	$ 96,590,679

*Indicates party-in-interest to the Plan.
**Plan number 56508/EIN number 23-1701520.

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-56528) pertaining to the SCT 401(k) Savings Plan of Systems & Computer Technology Corporation and in the related prospectus of our report dated May 31, 2002, with respect to the financial statements and schedule of the SCT 401(k) Savings Plan included in the Annual Report (Form 11-K) for the year ended December 31, 2001.

Ernst & Young LLP

Philadelphia, Pennsylvania
June 25, 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SCT 401(k) SAVINGS PLAN

Date: 06/27/02

By: 

Eric Haskell
Sr. Vice President - Finance & Administration, Treasurer and Chief Financial Officer